Exhibit 99.2

PRESS RELEASE

Inventiva reports its unaudited 2025 first-half financial results and provides a corporate update

►	Cash and cash equivalents at €122.1 million and €24.6 million in short-term deposits[1] as of June 30, 2025
►

Receipt of the gross proceeds of €115.6 million from the second tranche of the structured financing of up to €348 million[2], following in particular the completion in April 2025 of enrolment of the Phase 3 clinical trial NATiV3 evaluating lanifibranor in patients with MASH

►	Cash runway currently planned until the end of the third quarter of 2026
►	Revenues of €4.5 million recorded in the first half of 2025
►	Topline results of NATiV3 are expected in the second half of 2026

Daix (France), New York City (New York, United States), September 29, 2025 – Inventiva (Euronext Paris and Nasdaq: IVA) (“Inventiva” or the “Company”), a clinical-stage biopharmaceutical company focused on the development of oral therapies for the treatment of metabolic dysfunction-associated steatohepatitis (“MASH”), today reported its financial results for the six months ended June 30, 2025, and provided a corporate update.

Frédéric Cren, Chief Executive Officer and cofounder of Inventiva, stated: “The first half of 2025 has been a defining period for Inventiva, with decisive progress across both our clinical program and our financial position. As we advance into the final stretch of our Phase 3 clinical trial in MASH, we are reinforcing our organization to prepare for the upcoming data readouts and potential regulatory submissions. Financially, we reinforced our position with the closing of the €116 million second tranche of the structured financing announced in October 2024, unlocked by the randomization of the last patient in the main cohort of the NATiV3 study, a critical milestone in our journey. Inventiva has entered the second half of the year with confidence and undiminished ambition: to turn the hope of millions of patients living with MASH into therapeutic reality.”

[1]

Short-term deposits were included in the category “other current assets” in the IFRS unaudited interim condensed consolidated statement of financial position and were considered by the Company as liquid and easily available.

[2]	Cf. press release date October 14, 2024.

PRESS RELEASE

Key financial results for the first half of 2025

	Six months ended
(in thousands of euros)	June 30, 2025	June 30, 2024
Revenues	4,454	41
Other income	1,156	2,693
Research and development expenses	(44,890)	(46,822)
Marketing – business development expenses	(746)	(598)
General and administrative expenses	(14,713)	(7,701)
Other operating income (expenses)	(8,202)	138
Net operating loss	(62,940)	(52,249)
Net financial income (loss)	(113,224)	3,507
Share of net loss - Equity method	(220)	(168)
Income tax	503	(119)
Net loss for the period	(175,882)	(49,029)
Basic/diluted loss per share (euros/share)	(1.62)	(0.94)
Weighted average number of outstanding shares used for computing basic/diluted loss per share	108,839,636	51,982,093

The revenues for the first half of 2025 amounted to €4.5 million, compared to none generated for the same period in 2024.

The revenues recorded by the Company in the first half of 2025 consist mainly of the $10 million (net proceeds of €8.5 million) milestone payment invoiced to Chia Tai Tianqing Pharmaceutical Group (“CTTQ”) and the $5 million (€4.3 million) credit notes recognized under the license agreement with CTTQ following the settlement in May 2025 of the second tranche of the structured financing of up to €348 million3 (the “Structured Financing”). The receipt of the above-mentioned milestone payment from CTTQ in July 2025 will impact the cash flow of the second half of 2025.

Other income amounted to €1.2 million for the first half of 2025, as compared to €2.7 million for the first half of 2024. The decrease is mainly due to a more selective R&D tax credit eligibility for the R&D costs, the clinical development progressing, and to a lesser extent the first effects of the pipeline prioritization plan initiated in the first half of 2025.

R&D expenses for the first half of 2025 amounted to €44.9 million, mainly driven by the development of lanifibranor in MASH, and were down 4% compared to the €46.8 million for the first half of 2024. The evolution of the lanifibranor development costs was in line with expectations, while expenses related to the discontinued preclinical programs started to decrease compared to the same period in 2024.

Marketing and business development expenses stood at €0.7 million for the first half of 2025 compared to €0.6 million for the same period in 2024.

[3]	Cf. press release date October 14, 2024.

PRESS RELEASE

General and administrative expenses (G&A) amounted to €14.7 million in the first half of 2025, compared to €7.7 million in the first half of 2024, mainly due to the increase of personnel costs of €5.7 million related to share-based compensation plans non-cash expenses for €4.7 million.

Net financial income (loss) amounted to (€113.2) million in the first half of 2025, compared to €3.5 million for the same period in 2024. The net financial loss in the first half of 2025 is mainly due to (i) non-cash IFRS treatment of the accounting at the fair value, including (€84.7) million related to derivative instruments in connection with the second tranche of the Structured Financing and (€17.9) million from warrants previously issued to the EIB, and ii) (€9.7) million, mainly non-cash, in loans and royalty certificates interests expenses.

The Company’s net loss stood at (€175.9) million as of June 30, 2025, compared to (€49.0) million as of June 30, 2024.

As of June 30, 2025, the Company’s cash and cash equivalents amounted to €122.1 million and €24.6 million of short-term deposits4, compared to cash and cash equivalents at €96.6 million and no short-term deposits as of December 31, 2024.

Net cash used in operating activities amounted to (€53.7) million in the first half of 2025, compared to (€48.3) million for the same period in 2024, while the R&D expenses for the first half of 2025 were slightly lower at (€44.9) million, compared to the first half of 2024. The increase in net cash used in operating activities is mainly due to working capital evolution and the net cash impact of the Company’s pipeline prioritization plan during the first half of 2025.

Net cash used in investing activities for the first half of 2025 amounted to (€24.8) million, compared to €8.9 million generated in the first half of 2024. The change is mostly due to the new subscription of deposits during the period.

Net cash generated from financing activities for the first half of 2025 amounted to €104.8 million, compared to €22.6 million in the first half of 2024. The net cash generated from financing activities primarily comes from the receipt of the gross proceeds of €115.6 million (net proceeds of €108.0 million) from the settlement in May 2025 of the second tranche5 of the Structured Financing.

Over the first half of 2025, the Company recorded a negative exchange rate effect on cash and cash equivalents of (€0.7) million, compared to a positive effect of €0.1 million for the first half of 2024, due to the evolution of EUR/USD exchange rate.

Considering its current cost structure and forecasted expenditures, the Company estimates that its cash and cash equivalents and short-term deposits, combined with the $10 million (gross proceeds) milestone payment received from CTTQ on July 7, 2025, and the anticipated completion of the Company’s pipeline prioritization plan, should allow it to fund its operations as currently planned until the end of the third quarter of 20266.

[4]	Short-term deposits were included in the category “other current assets” in the IFRS consolidated statement of financial position and were considered by the Company as liquid and easily available
[5]	Cf. press release date May 5, 2025.
[6]

This estimate is based on the Company’s current business plan and excludes any potential milestones payable to or by the Company, any potential further proceeds from the Structured Financing, and any additional expenditures related to other product candidates or resulting from the potential in licensing or acquisition of additional product candidates or technologies, or any associated development the Company may pursue. The Company may have based this estimate on assumptions that are incorrect, and the Company may end up using its resources sooner than anticipated

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The Company will need to raise additional funds to achieve its long-term objectives for the development and potential commercialization of lanifibranor through other potential public offerings or private placements and potential strategic options such as business development partnerships, merger and acquisition transactions and/or licensing agreements.

Main areas of progress in the R&D portfolio and corporate update

◾	Ms. Lucy Lu resigned as a member of the Board of Directors of the Company, effective May 21, 2025. At the general meeting of shareholders, the shareholders of the Company appointed Ms. Renée Aguiar-Lucander as a director of the Company, effective May 22, 2025.
◾	On July 9, 2025, Inventiva announced a leadership transition with the appointment of Jason Campagna, MD, PhD, as President of Research and Development (“R&D”) and Chief Medical Officer (“CMO”) succeeding Pierre Broqua and Martine Zimmermann, PharmD, as Executive Vice President (“EVP”) of Regulatory Affairs and Quality Assurance. Prior to taking on this position, Ms. Zimmermann resigned as a member of the Company’s board of directors effective August 17, 2025.
◾	On May 19, 2025, the Company received authorization from the French labour authorities (DREETS) to implement the pipeline prioritization plan and reorganization presented to the workers council in February 2025. The related reduction in workforce started to take effect on May 23, 2025.
◾	On May 7, 2025, the Company settled the second tranche of its Structured Financing for an amount of €115.6 million (gross proceeds).
◾	On April 1, 2025, the Company announced the completion of enrollment of its pivotal Phase 3 clinical trial, NATiV3, evaluating lanifibranor in patients with MASH.
◾	On February 20, 2025, Inventiva and Hepalys Pharma, Inc., announced the initiation of the clinical development program of lanifibranor in Japan with the dosing of the first participant in a Phase 1 trial.
◾	On February 10, 2025, Inventiva announced that it has informed the representatives of its workers council of its plan to focus exclusively on the development of lanifibranor. The plan presented includes reducing the Company’s current workforce by approximately 50%.

Recent scientific publications

◾	On July 2, 2025, Inventiva announced the publication in the peer-reviewed scientific Journal of Hepatology Reports, of results from the Phase 2b NATIVE clinical trial and preclinical study evaluating the effects of lanifibranor on liver sinusoidal endothelial cells in Metabolic dysfunction-associated steatotic liver disease (“MASLD”) and MASH.
◾	On April 24, 2025, the Company announced the publication of a collaboration with Dr. Jérôme Boursier in the peer-reviewed medical journal Clinical Gastroenterology and Hepatology, of an

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analysis on new non-invasive biomarker signatures predictive of histology response following treatment with lanifibranor in patients with MASH and fibrosis.

◾	On February 26, 2025, the Company announced the publication of a grant-supported collaboration with Ghent University Hospital researchers in Biomedicine & Pharmacotherapy of the results from a preclinical study showing improvement of portal hypertension with lanifibranor treatment.
◾	On January 29, 2025, Inventiva announced the publication in Journal of Hepatology of the results of the investigator-initiated proof-of-concept clinical trial led by Dr. Kenneth Cusi, demonstrating improvement of hepatic, muscle and adipose tissue insulin resistance in patients with MASLD and T2D treated with lanifibranor.

Next key milestones expected

◾	Topline results of NATiV3 – expected in the second half of 2026

Upcoming investor conference participation

◾	Stifel 2025 Virtual Cardiometabolic Forum – September 30, 2025 - Virtual
◾	European MIDCAP Event 2025 – September 30 – October 1, 2025 - Paris, France
◾	H.C. Wainwright Liver Disease Virtual Conference – October 21-22, 2025
◾	LifesciCapital/Sofinnova Growth & Innovation Summit - November 17, 2025 - London
◾	Piper Sandler 37th Annual Healthcare Conference, December 2-4, 2025 - New York, NY
◾	Stifel 2025 Healthcare Conference, November 11-13, 2025 - New York, NY
◾	UBS Global Healthcare Conference, November 12, 2025 – Palm Beach, Florida

Upcoming scientific conference participation

◾	MOSAIC – October 23-24, 2025 – Washington, DC
◾	AASLD The Liver Meeting – November 7-11, 2025 – Washington, DC

Next financial results publication

◾	Financial Results for the third quarter of 2025: November 21, 2025 (after U.S. market close)

About Inventiva

Inventiva is a clinical-stage biopharmaceutical company focused on the research and development of oral small molecule therapies for the treatment of patients with MASH. The Company is currently evaluating lanifibranor, a novel pan-PPAR agonist, in the NATiV3 pivotal Phase 3 clinical trial for the treatment of adult patients with MASH, a common and progressive chronic liver disease.

Inventiva is a public company listed on compartment B of the regulated market of Euronext Paris (ticker: IVA, ISIN: FR0013233012) and on the Nasdaq Global Market in the United States (ticker: IVA). www.inventivapharma.com

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Contacts

Inventiva Pascaline Clerc EVP, Strategy and Corporate Affairs media@inventivapharma.com +1 202 499 8937	ICR Healthcare Alexis Feinberg Media Relations inventivapr@icrhealthcare.com +1 203 939 2225	Westwicke, an ICR Company Patricia L. Bank Investor relations patti.bank@icrhealthcare.com +1 415 513-1284

Important Notice

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this press release are forward-looking statements. These statements include, but are not limited to, preliminary unaudited financial results for Inventiva’s six months ended June 30, 2025, forecasts and estimates with respect to Inventiva’s cash resources and expenses, including expectations and assumptions in connection with Inventiva’s estimated cash runway, Inventiva’s ability to raise additional funds,  the implementation and potential benefit of the pipeline prioritization plan and related workforce reduction, forecasts and estimates with respect to Inventiva’s clinical trials, including the NATiV3 Phase 3 clinical trial of lanifibranor in MASH, including duration, timing and costs, and the results and timing thereof and regulatory matters with respect thereto, the information, insights and impacts that may be gathered from clinical trials, clinical trial data releases and publications, the potential therapeutic benefits of lanifibranor, potential regulatory submissions, approvals and commercialization, and Inventiva’s pipeline development plan and future activities, expectations, plans, growth and prospects of Inventiva, and the absence of material adverse events. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will”, “would”, “could”, “might”, “should”, “designed”, “hopefully”, “target”, “potential”, “possible”, “aim”, and “continue” and similar expressions. Such statements are not historical facts but rather are statements of future expectations and other forward-looking statements that are based on management’s beliefs. These statements reflect such views and assumptions prevailing as of the date of the statements and involve known and unknown risks and uncertainties that could cause future results, performance or future events to differ materially from those expressed or implied in such statements. Actual events are difficult to predict and may depend upon factors that are beyond Inventiva's control. There can be no guarantees with respect to product candidates that the clinical trial results will be available on their anticipated timeline, that future clinical trials will be initiated as anticipated, that product candidates will receive the necessary regulatory approvals, or that any of the anticipated milestones by Inventiva or its partners will be reached on their expected timeline, or at all.  Future results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates, due to a number of factors, including the completion of financial closing procedures, final adjustments and other developments that may arise that could cause the preliminary financial results for the first half of 2025 to differ from the financial results that will be reflected in Inventiva’s reviewed consolidated financial statements for the first half of 2025,  that interim data or data from any interim analysis of ongoing clinical trials may not be predictive of future trial results, the recommendation of the DMC may not be indicative of a potential marketing approval, Inventiva cannot provide assurance on the impacts of the Suspected Unexpected Serious Adverse Reaction (SUSAR) on the results or timing of the NATiV3 trial or

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regulatory matters with respect thereto, that Inventiva is a clinical-stage company with no approved products and no historical product revenues, Inventiva has incurred significant losses since inception, Inventiva has never generated any revenue from product sales, Inventiva will require additional capital to finance its operations, in the absence of which, Inventiva may be required to significantly curtail, delay or discontinue one or more of its research or development programs or be unable to expand its operations or otherwise capitalize on its business opportunities and may be unable to continue as a going concern, Inventiva’s ability to obtain financing and to enter into potential transactions, Inventiva’s ability to satisfy, on the expected timing or at all, and whether, when and to what extent the pre-funded warrants, the warrants issued in the Structured Financing and other dilutive instruments may be exercised, and by which holders, Inventiva’s future success is dependent on the successful clinical development, regulatory approval and subsequent commercialization of lanifibranor, preclinical studies or earlier clinical trials are not necessarily predictive of future results and the results of Inventiva’s and its partners’ clinical trials may not support Inventiva’s and its partners’ product candidate claims, Inventiva’s expectations with respect to its clinical trials may prove to be wrong and regulatory authorities may require additional holds and/or amendments to Inventiva’s clinical trials, Inventiva’s expectations with respect to the clinical development plan for lanifibranor for the treatment of MASH may not be realized and may not support the approval of a New Drug Application, Inventiva’s ability to identify additional products or product candidates with significant commercial potential, Inventiva’s expectations with respect to its pipeline prioritization plan and related workforce reduction, including the timing, potential benefits, expenses and consequences relating thereto, Inventiva’s ability to execute on its commercialization, marketing and manufacturing capabilities and strategy, Inventiva’s ability to successfully cooperate with existing partners or enter into new partnerships, and to fulfill its obligations under any agreements entered into in connection with such partnerships, the benefits of its existing and future partnerships on the clinical development, regulatory approvals and, if approved, commercialization of its product candidates, and the achievement of milestones thereunder and the timing thereof, Inventiva and its partners may encounter substantial delays beyond expectations in their clinical trials or fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities, the ability of Inventiva and its partners to recruit and retain patients in clinical studies, enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside Inventiva’s and its partners’ control, Inventiva’s product candidates may cause adverse drug reactions or have other properties that could delay or prevent their regulatory approval, or limit their commercial potential, Inventiva faces substantial competition and Inventiva’s and its partners’ business, and preclinical studies and clinical development programs and timelines, its financial condition and results of operations could be materially and adversely affected by changes in law and regulations, unfavorable conditions in its industry, geopolitical events, such as the conflict between Russia and Ukraine and related sanctions, the conflict in the Middle East and the related risk of a larger conflict, health epidemics, and macroeconomic conditions, including developments in international trade policies, global inflation, financial and credit market fluctuations, tariffs and other trade barriers, political turmoil, and natural catastrophes, uncertain financial markets and disruptions in banking systems. Given these risks and uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Please refer to the Universal Registration Document for the year ended December 31, 2024 filed with the Autorité des Marchés Financiers on April 15, 2025, and the Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission (the “SEC”) on April

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15, 2025 for other risks and uncertainties affecting Inventiva, including those described under the caption “Risk Factors” and in future filings with the SEC. Other risks and uncertainties of which Inventiva is not currently aware may also affect its forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated.

All information in this press release is as of the date of the release. Except as required by law, Inventiva has no intention and is under no obligation to update or review the forward-looking statements referred to above. Consequently, Inventiva accepts no liability for any consequences arising from the use of any of the above statements.